UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

_____________________

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-227969, 333-205799, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136, 333-193783, 333-219792 and 333-224648.

Entry into Merger Agreement

On February 21, 2019, Attunity Ltd. (the “Company”), QlikTech International AB (“Parent”), Joffiger Ltd. (“Merger Sub”), and, solely for purposes of certain provisions thereof, Project Alpha Intermediate Holding, Inc., (“Ultimate Parent”) and Qlik Technologies, Inc. (“Qlik Technologies”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub would merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, each shareholder of the Company will receive $23.50 per share in cash for each ordinary share.

A copy of the joint press release announcing the entering into the Merger Agreement is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press Release, February 21, 2019: Qlik to Acquire Attunity to Expand Enterprise Data Management and Enable Real-time Analytics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: February 21, 2019